Filed by Public Storage, Inc.
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                                 Subject Company: Shurgard Storage Centers, Inc.
                                                   Commission File No. 001-11455
                                                             Date: March 7, 2006

[Public Storage, Inc. logo]                [Shurgard Storage Centers, Inc. logo]

March 7, 2006


Dear Fellow Employees,

Today we would like to announce the merger of two dynamic companies, Public Storage and Shurgard. The goal of both companies has been to grow our respective businesses, and this transaction will result in the largest self storage company in the world.

The combined company will have ownership interests in over 2,100 quality properties in 38 states and seven European countries. With a significantly larger geographic footprint as well as expanded financial resources, we are confident that this merger will enhance our prospects for continued growth and improved profitability.

Given the complementary nature of our businesses, we expect the transaction to occur very quickly and efficiently. While we have lots of hard work ahead of us, together we can further our standard of success to the benefit of our employees, our customers, and our shareholders. No doubt you will have many questions relating to this transaction, so we have attached a fact sheet for your reference. We will also make every effort to keep you up to date on developments and progress throughout the approval process.

We would like to take one moment to thank all of our employees for their commitment and dedication over the years. It is thanks to you and your pursuit of excellence that our two companies have always been market leaders in the self storage industry. We hope to continue to utilize this creative energy to further our position in the future.

This announcement is likely to create media interest and, as always, it is imperative that we speak as one voice. Any inquiries you receive from the media, public, or other sources should be directed to Public Storage's Vice President of Investor Services, Clem Teng, who can be reached at (818) 244-8080, ext. 1141.

Thank you for your continued support.

Sincerely,

/s/ Ronald L. Havner, Jr.                      /s/ David K. Grant

Ronald L. Havner, Jr.                          David K. Grant
Vice Chairman, CEO, and President,             President and CEO,
Public Storage, Inc.                           Shurgard Storage Centers, Inc.


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CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF
"SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the proposed merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "believes," "will," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Public Storage, Inc., Shurgard Storage Centers, Inc. and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, inability to realize the expected synergies, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company's filings with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Public Storage and Shurgard expect to file a joint proxy statement/prospectus as part of a registration statement regarding the proposed merger with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLIC STORAGE AND SHURGARD AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus if and when they become available and other documents filed by Public Storage and Shurgard with the SEC at the SEC's website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents if and when they become available may also be obtained free of charge from Public Storage or Shurgard by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349, Attention: Investor Relations or Shurgard Storage Centers, Inc., 1155 Valley Street, Suite 400, Seattle, WA 98109, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material if and when they become available before making any voting or investment decisions with respect to the merger.

Public Storage and Shurgard and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Public Storage and Shurgard in connection with the merger. Information about Public Storage and its directors and executive officers, and their ownership of Public Storage securities, is set forth in the proxy statement for Public Storage 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2005. Information about Shurgard and its directors and executive officers, and their ownership of Shurgard securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Shurgard, which was filed with the SEC on April 7, 2005. Additional information


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regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.